July 30, 2013

Securities and Exchange Commission
Attention: Kevin Dougherty
100 F Street, NE
Washington, DC 20549

Re:    Regency Energy Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 1-35262

Dear Mr. Dougherty:

This letter sets forth the responses of Regency Energy Partners LP (“Regency”) to the comments provided by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in its comment letter dated April 9, 2013 (“Comment Letter”) addressing the above referenced filing. As you know, Regency did not actually receive the Comment Letter until July 22, 2013. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and provided our response to each comment below.

Form 10-K

Risk Factors, page 16

Risks Related to our Business, page 16

Increased regulation of hydraulic fracturing … page 29

1.
We note your disclosure that the adoption of new federal laws or regulations regulating hydraulic fracturing could make it more difficult to complete oil and natural gas wells in shale formations, increase your customers’ cost of compliance, and also that it could “adversely affect the hydraulic fracturing services that [you] render for [your] E&P customers.” From our understanding of your business as disclosed, it does not appear that you provide hydraulic fracturing services to E&P customers. Please confirm whether or not you provide such services.

Securities and Exchange Commission
July 30, 2013

Response:

You are correct that Regency does not provide hydraulic fracturing services. In our filing on Form 10-Q for the quarter ended June 30, 2013, to be filed on or about August 8, 2013, we plan to revise the language in this risk factor, as follows:

“Increased regulation of hydraulic fracturing could result in reductions or delays in drilling and completing new oil and natural gas wells, which could adversely impact our revenues by decreasing the volumes of natural gas that we gather, process and transport.

Certain of our customers’ natural gas is developed from formations requiring hydraulic fracturing as part of the completion process. Fracturing is a process where water, sand and chemicals are injected under pressure into subsurface formations to stimulate production. While the underground injection of fluids is regulated by the EPA under the Safe Drinking Water Act, fracturing is excluded from regulation unless the injection fluid is diesel fuel. Congress has recently considered legislation that would repeal the exclusion, allowing the EPA to more generally regulate fracturing, and requiring disclosure of chemicals used in the fracturing process. If enacted, such legislation could require fracturing to meet permitting and financial responsibility, siting and technical specifications relating to well construction, plugging and abandonment. The EPA is also considering various regulatory programs directed at hydraulic fracturing. For example, on October 21, 2011, the EPA announced its intention to propose regulations by 2014 under the federal Clean Water Act to further regulate wastewater discharged from hydraulic fracturing and other natural gas production. In November 2011, the EPA indicated it may initiate rulemaking under the Toxic Substances Control Act to obtain data regarding the composition of hydraulic fracturing fluids. The adoption of new federal laws or regulations imposing reporting obligations on, or otherwise limiting or regulating, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells in shale formations, and increase our customers’ costs of compliance. In addition, the EPA is currently studying the potential adverse impact that each stage of hydraulic fracturing may have on the environment. Results of the study are expected by 2014. Several states in which our customers operate have also adopted regulations requiring disclosure of fracturing fluid components or otherwise regulate their use more closely.

On April 17, 2012, the EPA approved final rules establishing new air emission standards for oil and natural gas production and natural gas processing operations. This rulemaking addresses emissions of various pollutants frequently associated with oil and natural gas production and processing activities. For new or reworked hydraulically-fractured wells, the final rule requires controlling emissions through flaring until 2015, when the rule requires the use of reduced emission (or “green”) completions, meaning equipment must be installed to separate gas and liquid hydrocarbons at the well head, enabling gas capture. The rule also establishes specific new requirements, effective in 2012, for emissions from compressors, controllers, dehydrators, storage tanks, gas processing plants and certain other equipment. These rules may require a number of modifications to our and our customers’ operations, including the installation of new equipment to control emissions. In addition, the U.S. Department of the Interior published a revised proposed rule on May 24, 2013 that would updated existing regulation of hydraulic fracturing activities on federal lands, including requirements for chemical disclosure, well bore integrity and handling of flowback water. Compliance with these

Securities and Exchange Commission
July 30, 2013

rules could result in additional costs, including increased capital expenditures and operating costs, for us and our customers, which may adversely impact our business.

Additional federal or state legislation or regulation of hydraulic fracturing or related activities could result in operational delays, increased operating costs, and additional regulatory burdens on exploration and production operators. This could reduce production of natural gas and, in turn, adversely affect our revenues and results of operations by decreasing the volumes of natural gas and NGLs that we gather, process and transport.”

*****
Executive Compensation

2.
We reissue comments 4 and 1 in our letters dated August 19, 2010 and September 30, 2010, respectively. Please discuss the rationale for selecting a single trigger for the acceleration of certain awards under your long-term incentive plans. See Item 402(b)(2)(xi) of Regulation S-K.

Response:

Regency has issued LTIP awards that address acceleration after a change in control in different ways: (a) generally, under the Regency GP LLC Long-Term Incentive Plan (the “2006 Plan”), unvested awards automatically vest upon a change in control, (b) certain awards issued in 2010 under our 2006 Plan contained an express “double trigger” vesting provision, providing that unvested units vest only upon termination “without cause” or for “good reason” after a change in control, and (c) all awards under our 2011 Long-Term Incentive Plan (the “2011 Plan”) provide that vesting upon a change of control occurs only at the discretion of the Compensation Committee, not automatically (a “discretionary trigger” award). Regency ceased issuing awards with a “single trigger” under our 2006 Plan after 2010. Regency does, however, note that ‘single trigger’ awards remain outstanding for certain of our named executive officers. These awards are scheduled to fully vest by December 2015. In order to give additional context to the executive compensation disclosures as it relates to Item 402(b)(2)(xi) of Regulation S-K, Regency proposes to include the following or similar language in its Form 10-K for the year ending December 31, 2013 with respect to the change in control provisions in our equity awards:

“Certain equity awards under our 2006 Plan contain a ‘single trigger’ for accelerated vesting of equity awards, which means vesting automatically accelerates upon a change of control irrespective of whether the officer is terminated. All equity awards under our 2011 Plan are ‘discretionary trigger’ awards, which permit acceleration of vesting upon a change of control only at the discretion of the Compensation Committee. We believe that issuing ‘discretionary trigger’ awards under the 2011 Plan more closely aligns our named executive officers’ interests with that of our unitholders. Specifically, we believe these ‘discretionary trigger’ awards can maximize unitholder value by encouraging the named executive officers to review objectively any proposed transaction in determining whether such proposal is in the best interest of our unitholders, whether or not the named executive officer outstanding awards vest. We also believe that allowing the Compensation Committee the discretion to make a determination on the acceleration of vesting at the time of a change of control transaction allows greater flexibility to respond to the specific circumstances at the time.
We also believe that permitting the accelerated vesting of equity awards upon a change in control creates an important retention tool for us by enabling employees to realize value from these awards

Securities and Exchange Commission
July 30, 2013

in the event that we undergo a change in control transaction. In addition, we believe that it may be important to provide the named executive officers with a sense of stability in the course of transactions that could create uncertainty regarding their future employment and encourage these officers to remain focused on their job responsibilities. Whether or not a change in control results in a termination of an officer’s employment with us or a successor entity, we may want to provide our officers with certain guarantees regarding the importance of the equity incentive compensation awards that were granted prior to that change in control; otherwise, we believe that the incentivizing element of such awards in the face of a pending change in control may be reduced.”
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In connection with our responses to the Staff’s comments relating to Form 10-K, Regency acknowledges that:

•	Regency is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not preclude the Commission for taking any action with respect to the filing; and

•	Regency may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****
Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

/s/ Thomas E. Long
Thomas E. Long
Executive Vice President and Chief Financial Officer of Regency GP LLC
(214) 840-5400

/s/ A. Troy Sturrock
A. Troy Sturrock
Vice President, Controller and Principal Accounting Officer of Regency GP LLC
(214) 840-5418

cc:	Michael J. Bradley, President and Chief Executive Officer
Rodney L. Gray, Chair - Audit and Risk Committee